Albert Securities, LLC

Statement of Financial Condition

For the Year Ended December 31, 2023



ALBERT SECURITIES, LLC
TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Those Charged with Governance and the Member of Albert Securities, LLC
126 E Haley Street, Suite A-2
Santa Barbara, CA 93101

March 2024

ALBERT SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ALBERT CORPORATION)
Statement of Financial Condition

		December 31 2023
ASSETS		
Cash	$	163,025
Deposit with clearing broker		125,000
User-held fractional shares		8,609,888
Securities held at clearing broker		97,054
Clearance and other accounts with clearing broker		264,775
Prepaid expenses and other assets		66,443
TOTAL ASSETS	$	9,326,185
LIABILITIES AND MEMBER'S EQUITY		
Payable to clearing broker	$	132,703
Fractional share repurchase obligations, at fair value		8,609,888
Accounts payable and accrued expenses		73,036
TOTAL LIABILITIES		8,815,627
COMMITMENTS AND CONTINGENCIES (Note 4)		
MEMBER'S EQUITY		510,558
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	9,326,185

The accompanying notes are an integral part of the statement of financial condition and should be read in conjunction herewith. The statement of financial condition is pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.

1. GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    General

    Albert Securities, LLC (the "Company") was organized in the State of Delaware on October 4, 2019. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company was approved for FINRA membership on December 1, 2020.

    The Company is a wholly-owned subsidiary of Albert Corporation ("Parent").

    The Company is engaged in business as an introducing broker-dealer that operates a general securities business through its clearing broker-dealer on a fully disclosed basis.

    Summary of Significant Accounting Policies

    The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

    The Company shares its office space with its Parent under the terms of an expense sharing agreement, which is cancelable with reasonable notice. The Company records shared expenses monthly as incurred in accordance with the expense sharing agreement.

    Income
    The Company has a brokerage agreement with Apex Clearing Corporation ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Company receives a portion of interest paid on customers cash held by the Clearing Broker and/or in its Clearing Broker's sweep program pursuant to the Company's clearing agreement. The Clearing Broker pays interest income to the Company and the interest income is recognized as earned.

    Fractional Share Program
    The Company offers fractional share trading to users and maintains an inventory of securities held exclusively for the fractional share program. The Company purchases the whole shares which are then allocated to user accounts with any remaining portion being held by the Company and has determined that fractional shares purchased by users do not meet the criteria for derecognition under the accounting guidance and should therefore be accounted for as secured borrowings with the underlying financial assets pledged to the user as collateral. These financial assets are included in user-held fractional shares and a corresponding liability is recorded in fractional shares repurchase obligation for fractional shares held by customers in the statement of financial condition for the obligation to settle the secured borrowing. The Company has elected the fair value option for the purpose of

reporting the fractional shares repurchase obligation, in addition to including the fair value of dividends receivable and payable within the aforementioned financial statement line items. The Company reports gains and losses and dividend income and expense within Principal trading on the statement of operations. User-held fractional shares and the corresponding liability are valued based on quoted prices in active markets.

2. INCOME TAXES

The Company, with the consent of Albert Corporation ("Member"), has elected to be a Delaware Limited Liability Company. For tax purposes, the Company is considered a Disregarded Entity, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in the statement of financial condition.

The Company is required to file income tax returns in state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with normal statutes of limitations in the applicable jurisdiction. The statute of limitations for state purposes is generally three years but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2023, the IRS has not proposed any adjustment to the Company's tax position.

3. RELATED PARTY TRANSACTIONS

The Company and Parent share personnel, technology expenses, and office space. All costs incurred for such shared expenses are paid by the Parent and from time to time, the Parent provides capital contributions to the Company either through the payment of expenses on behalf of the Company or through cash payments which the Company uses to pay certain expenses and meet regulatory capital requirements. For the year ended December 31, 2023, expenses paid by the Parent amounted to $1,390,305, and cash contributions by the Parent amounted to $1,200,000. At December 31, 2023, the Company had an intercompany payable to the Parent of $0.

The Company has had operating losses and negative cash flows from operations over the past period, which may give rise to uncertainties about the Company's ability to continue to operate. The Company assessed these negative financial trends based on the relevant conditions that are known and reasonably knowable. The Company is reliant on the continued financial support of the Parent to fund its ongoing operations and to meet regulatory capital requirements. The Parent has provided a letter of financial support confirming the Parent's intent and commitment to fund the operations of Albert Securities, LLC through June 30, 2025.

It is possible that the terms of certain related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

4. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that

are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial condition. As of December 31, 2023, management is not aware of any commitments or contingencies that could have a material impact on the statement of financial condition.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2023, the Company had net capital of $429,557 which was $329,557 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($205,739) to net capital was 0.48 to 1.

6. ACCOUNTS AT CLEARING BROKER

Pursuant to the clearing agreement, the Company introduces all of its customers' securities transactions to its Clearing Broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the Clearing Broker. The Company maintains an inventory of fractional positions in various securities in order to facilitate fractional trading by customers. The amount payable to the Clearing Broker at December 31, 2023 was $132,703. Other accounts held at the Clearing Broker had a receivable balance of $264,775 at December 31, 2023 for cash on hand to pay clearing fees and settling transactions.

7. DEPOSIT WITH CLEARING BROKER

Pursuant to the clearing agreement, the Clearing Broker has custody of the Company's deposit balances which serve as collateral for any amount due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2023 was $125,000.

8. SECURITIES HELD AND SECURITIES SHORT OR SOLD AT CLEARING BROKER

The Company operates its user-held fractional share program for the benefits of its users and maintains an inventory of securities held exclusively for the fractional share program. The Company also holds proprietary inventory which is recorded as securities held and securities short or sold at clearing broker on the statement of financial condition.

The Company recognizes net gains and losses for differences between purchase prices, market prices and sale prices. For the period ended December 31, 2023, the Company recorded the fair market value of securities held and securities short or sold of $97,054 and $0, respectively.

9. FAIR VALUE MEASUREMENTS

FASB ASC 820, Fair Value Measurement, defines fair value, establishes a framework for

measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Observable inputs other than quoted prices included in level 1, such as quoted prices for similar securities in active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

Level 3 – Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little if any market activity for the investment. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

In determining the appropriate hierarchy levels, the Company analyzes the assets and liabilities that are subject to fair value disclosure. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurement. There were no assets and liabilities measured at fair value on a non-recurring basis at December 31, 2023. All securities held by the Company were exchange-traded funds or listed U.S. equities.

The following table represents the Company's securities that are measured at fair value on a recurring basis by fair value hierarchy at December 31, 2023:

| | Fair Value Hierarchy | | |
	Level 1	Level 2	Level 3
Assets:			
User-held fractional shares	$ 8,609,888	$ -	$ -
Securities held at clearing broker	97,054	-	-
Liabilities:			
Fractional share repurchase obligations	(8,609,888)	-	-
Total	$ 97,054	$ -	$ -

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the statement of financial condition was issued. The Company has determined that the following item required adjustment or disclosure to the statement of financial condition:

In March 2024, the Company's Parent entered into a lease agreement for office space in Santa Barbara, California, the use and cost of 95% of which will be allocated to the Company. The lease term is from March 28, 2024 to March 31, 2025. The monthly rent and common area operating expenses are $1,869 and $654, respectively, and the first month is free. The portion of the future minimum lease payments to be allocated to the Company are as follows:

Year ending December 31,		
2024	$	21,573
2025		7,192
Total minimum future lease payments	$	28,765